Exhibit 99.1

MAVERIX METALS TO ACQUIRE ROYALTY PORTFOLIO FROM KINROSS GOLD

Acquisition is the Fourth Royalty Portfolio Acquired from a Senior Mining Company Since Inception

Kinross Gold to Become a New Supportive Shareholder — Joining Newmont Goldcorp and Pan American Silver

December 2, 2019, Vancouver, British Columbia — Maverix Metals Inc. (the “Company” or “Maverix”) (NYSE American: MMX, TSX: MMX) is pleased to announce that it has entered into a definitive agreement (the “Agreement”) to acquire a portfolio of 25 precious metals royalties (the “Royalty Portfolio”) from Kinross Gold Corporation (“Kinross”).

As consideration for the Royalty Portfolio, Maverix will issue to Kinross a total of 11.2 million common shares and make a cash payment of US$25 million upon closing of the transaction (the “Transaction”). Closing is expected to occur on or before December 31, 2019, and at which time Kinross will own a 9.4% basic interest in Maverix.

Certain royalties in the Royalty Portfolio are subject to rights of first refusal as well as the requirement for various transfer consents. Any proceeds from the exercise of a right of first refusal will be paid to Maverix.

Transaction Highlights

•            Increased Scale and Asset Diversification: The Royalty Portfolio consists of predominantly gold assets located in 7 different countries globally, ranging from production to exploration stage. The Transaction increases Maverix’s total asset portfolio to 105 royalties and streams, 14 of which will be paying, and increases Maverix’s exposure to assets containing significant measured and indicated gold resources;

•            Immediate Cash Flow and Accretive to Net Asset Value per Share: The Royalty Portfolio is expected to generate estimated cash flow of approximately US$3 million to US$4 million in 2020 with the potential to increase significantly in the future (1);

•            Strong Counterparties: Royalty counterparties include Barrick Gold Corporation (“Barrick Gold”), Agnico Eagle Mines Limited (“Agnico Eagle”), Polymetal International plc (“Polymetal”), Yamana Gold Inc., Coeur Mining Inc., and Integra Resources Corp. (“Integra Resources”);

•            Future Development and Optionality with Significant Future Cash Flow Potential: There are several royalties on projects that are in the project evaluation and development stage, that could meaningfully contribute to cash flow in the medium-term. In addition, a number of the royalties are on assets with large gold mineral inventories, many of which are being advanced through various stages of development; and

•            Adds New Supportive Shareholder: Kinross, one of the world’s leading gold mining companies with a market capitalization of more than US$5 billion, will own approximately 9.4% of the issued and outstanding shares of Maverix, joining Newmont Goldcorp Corporation and Pan American Silver Corp. as significant and supportive shareholders of Maverix. Kinross will provide Maverix with the opportunity to make an offer to acquire royalties or streams which Kinross may contemplate selling or creating in the future.

Dan O’Flaherty, CEO of Maverix, commented, “This transaction is another milestone in Maverix’s continued growth. We would like to thank Kinross for entrusting us to deliver superior value for their royalty portfolio. This transaction further validates our business model and growth strategy, and we welcome Kinross as a significant shareholder.”

Maverix will fund the transaction through a combination of cash on hand and drawing on its existing credit facility.

Royalty Portfolio

Key Assets

DeLamar Royalty

A 2.5% net smelter return (“NSR”) royalty on the DeLamar deposit which forms a portion of the DeLamar project, located in southwestern Idaho, and operated by Integra Resources. DeLamar has over 100 years of prior open pit and underground mining operations, with total historic production of 1.6 million ounces of gold and 100 million ounces of silver. In September 2019, Integra Resources completed a preliminary economic assessment for the DeLamar project that outlined a 10 year operation with an after-tax IRR of 43%. The NSR royalty decreases to 1.0% after C$10 million in royalty payments have been made. (2)

For more information on the DeLamar project, please visit www.integraresources.com.

Omolon Royalty

A sliding scale gross revenue royalty on certain deposits that form part of the Omolon hub, located in the Magadan Region, Russia, and operated by Polymetal, a leading precious metals mining company listed on the London Stock Exchange with a market capitalization of approximately US$7 billion. The Omolon hub began operating in 2010 and produced 195,000 gold equivalent ounces in 2018. The gross revenue royalty is equal to 2.0% when the gold price is above US$650 per ounce. (3)

For more information on the Omolon hub, please visit www.polymetalinternational.com.

Nevada Development Projects

The Royalty Portfolio contains seven royalties on development and exploration assets in Nevada, including a 2.0% NSR royalty on the Railroad project located in the Carlin Trend and operated by Gold Standard Ventures Corp. (“Gold Standard”) and a 2.0% NSR royalty on the McCoy-Cove project located in the Battle Mountain trend and operated by Premier Gold Mines Limited (“Premier Gold”).

In September 2019, Gold Standard completed a pre-feasibility study for the South Railroad project that outlined an initial eight year mine life producing an average of 116,000 ounces of gold per year (4).

In May 2018, Premier Gold announced the results of a preliminary economic assessment of the Cove project that outlined an eight year mine life producing an average of 92,400 ounces of gold per year. Barrick Gold currently has an option to earn a 60% interest in the exploration portion of the McCoy-Cove property by spending US$22.5 million in exploration before June 30, 2022. Maverix already holds another 1.5% NSR royalty on the McCoy-Cove project. (5)

For more information on the Railroad project, please visit www.goldstandardv.com. For more information on the McCoy-Cove project, please visit www.premiergoldmines.com.

Future Projects with Large Gold Mineral Inventories

The Royalty Portfolio contains royalties on assets with large mineral inventories, including a 1.25% royalty on 25% of the gross revenues from the Cerro Casale project located in Chile. Cerro Casale is part of the Norte Abierto joint venture between Barrick Gold and Newmont Goldcorp and contains approximately 23 million ounces of gold in proven and probable mineral reserves. (6)

The Royalty Portfolio also contains a 2.0% NSR royalty on the Hammond Reef project in northwest Ontario owned by Agnico Eagle which has measured and indicated resources of approximately 4.5 million ounces of gold. (7)

For more information on the Cerro Casale project, please visit www.norteabierto.com. For more information on the Hammond Reef project, please visit www.agnicoeagle.com.

Other Assets

Asset	Operator	Country	Stage	Description
Friday-Petsite	Endomines AB	USA	Operating	3.0% NSR
Kensington	Coeur Mining Inc.	USA	Operating	2.5% NRR(8)
Monument Bay	Yamana Gold	Canada	Exploration	1.5% NSR
Morondo	Montage Gold Corp.	Cote d’Ivoire	Exploration	2.0% NSR
Golden Eagle	Fiore Gold Ltd.	USA	Exploration	2.0% NSR
Spring Valley (Exploration)	Waterton Global Resource Management, Inc.	USA	Exploration	2.0% NSR
Esperanza-Chimberos	Kingsgate Consolidated Limited	Chile	Exploration	2.0% – 3.0% NSR
Additional 12 other earlier stage assets

Investor Agreement

Pursuant to the Transaction, Kinross and Maverix will enter into the Investor Agreement pursuant to which Kinross and Maverix will agree that, among other things:

•                  Kinross will receive certain rights in respect of future equity financings of Maverix, including certain anti-dilution rights; and

•                  Kinross will provide Maverix with an opportunity to make an offer to acquire certain metal streams or metal royalties which Kinross may contemplate selling in the future.

(1) Revenue and cash flow projections are estimated using $1,400/oz gold and $16/oz silver and management estimates for the timing and volume of future metal production based on publicly available information.

(2) For more information on the DeLamar project, please visit www.integraresources.com and refer to DeLamar project description page, the news release dated September 9, 2019, and the Technical Report entitled “Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold Silver Project, Owyhee County, Idaho, USA”.

(3) For more information on the Omolon hub, please visit www.polymetalinternational.com and refer to the Omolon hub description page.

(4) Royalty only covers certain deposits. For more information on the Railroad project, please visit www.goldstandardv.com and refer to the Railroad project description page, the news release dated September 10, 2019, and the Technical Report entitled “South Railroad Project NI 43-101 Technical Report, Preliminary Feasibility Study, Carlin Trend, Nevada, USA”.

(5) 2.0% NSR royalty only covers certain deposits. For more information on the McCoy-Cove project, please visit www.premiergoldmines.com and refer to the McCoy-Cove description page, the news release dated May 18, 2018, and the Technical Report entitled “Preliminary Economic Assessment for the Cove Project, Lander County, Nevada”.

(6) Proven and probable mineral reserves as at December 31, 2016. Please refer to the Barrick Gold 2016 Annual Report for more information regarding the mineral reserves. Cerro Casale is part of the Norte Abierto joint venture. For mineral reserves and resources for the Norte Abierto joint venture, please refer to the Barrick Gold 2018 Annual Report available at www.barrick.com.

(7) Measured and indicated mineral resources as at December 31, 2018. For more information on the Hammond Reef project, please visit www.agnicoeagle.com and refer to the Mineral Reserves & Mineral Resources page and the Hammond Reef description page.

(8) Net returns royalty (“NRR”) does not commence until certain conditions are satisfied.

Qualified Person

Doug Ward, B.Sc., Mining Engineering, MMSA, is Vice President Technical Services for Maverix, and a qualified person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of 13 operating and 67 pre-production assets. Maverix’s mission is to increase per share value by continuing to add new precious metals royalties and streams. Its shares trade on both the NYSE American and the TSX under the ticker symbol “MMX”.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

CEO & Director

(604) 343-6225

Email:	info@maverixmetals.com
Website:	www.maverixmetals.com

Cautionary statements to U.S. investors

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Maverix has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this press release or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian securities laws, they are not recognized by SEC standards and normally are not permitted to be used in reports filed with the SEC. Investors are cautioned not to assume that all or any part of the disclosed mineral resource estimates will ever be confirmed or converted into reserves that meet the definitions used by the SEC.  Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Maverix; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit of production measures. Accordingly, certain information contained in this press release or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to timing and completion of the Transaction, anticipated cash flows upon completion of the Transaction, future financial reporting by Maverix, the receipt of payments from Maverix’s mining royalty and streaming portfolio, the requirements for regulatory approvals and third party consents, Maverix’s financial guidance, outlook, proposed plans for acquiring additional royalty and stream interests and the potential of such royalty and stream interests to provide returns and the completion of mine expansion under construction phases at the mines or properties that Maverix holds an interests in. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Technical and third-party information

The disclosure herein and relating to properties and operations on the properties in which Maverix holds royalty, stream or other interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Maverix. Specifically, as a royalty or stream holder, Maverix has limited, if any, access to properties included in its asset portfolio. Additionally, Maverix may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. Maverix is dependent on, (i) the operators of the properties and their qualified persons to provide information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Maverix holds royalty, stream or other interests, and generally has limited or no ability to independently verify such information. Although Maverix does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Maverix’s royalty, stream or other interest. Maverix’s royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.